FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of May 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Gemplus reports first quarter 2003 results
First quarter 2003 financial review
Condensed Consolidated Statement of Income
Condensed Consolidated Balance sheets
Accounting principles
Business segment and geographic reporting
First quarter 2003 results presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: May 28, 2003	By:
Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus reports first quarter 2003 results

•	Revenue reflecting currency fluctuations and seasonality.

•	Signs of recovery in the Telecom business unit.

•	Further evidence of a shift to higher end wireless products.

•	Operating loss contained by significant productivity gains and further cut in operating expenses.

•	Further reduction in breakeven point.

•	Positive free cash flow before restructuring of 11.5 million euros.

•	Progress backed by strong balance sheet: cash stable at 416.5 million euros.

Luxembourg — April 30, 2003 — Gemplus International S.A. (Paris Euronext: Euroclear 5768 and Nasdaq: GEMP), the world’s leading provider of smart card-enabled solutions, today reported results for the first quarter ended March 31, 2003.

			Quarter		Year on
			on quarter		year
In millions of euros	Q1 2003	Q4 2002	change	Q1 2002	change

Group revenue	154.2	195.5	-21.1%	176.5	-12.6%
After adjusting for currency fluctuations, discontinued operations and acquisitions			-18.2%		-4.9%
Gross profit	37.7	54.7	-31.1%	36.2	+4.1%
Gross margin as a % of revenue	24.4%	28.0%	NM	20.5%	NM
Operating income (loss) before restructuring	-27.3	-16.6	NM	-47.4	NM
Net income (loss)	-37.9	-96.8	NM	-62.5	NM
Earnings (loss) per share (fully diluted)	-0.06	-0.16	NM	-0.10	NM

Note: The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS).

Commenting on the performance for the first quarter 2003, Alex Mandl, Chief Executive Officer, said:

“We have made progress on a number of fronts in the first quarter, and these are consistent with the objectives we stated at the end of 2002. In this important year of transition for Gemplus, the restructuring initiatives that we have put in place are having the desired impact, both in terms of improving our cost competitiveness and our level of service to our customers. In addition, a strengthened management team has sharpened the company’s focus on customer needs and product development. An improved product mix in telecom, where Java is gaining momentum, and the considerable potential of the Government ID and Corporate Security market demonstrate the inherent growth opportunities in these industries. Gemplus recognized challenges are being progressively addressed through its turnaround program. Those efforts are on track with our the plans announced in December 2002.”

1/13

First quarter 2003 financial review

•	Income statement

Highlights:

•	Sequential revenue decline due to currency fluctuations, seasonality in the wireless segment and soft demand in Financial Services and Security.

•	Significant productivity gains help mitigate impact of lower revenue base on gross profit.

•	Operating loss contained by further reduction in operating expenses.

•	Net loss substantially reduced due to lower non-recurring items.

The analysis of the Company’s first quarter revenue shows the following:

•	As expected by Gemplus and indicated during the fourth quarter 2002 earnings release conference call, sales were dragged down by currency fluctuations and the seasonality historically observed at the beginning of each year.

•	Business Units continued to deliver contrasted performances: while Telecom shows signs of a recovery as highlighted by the 4.8% year on year revenue growth in the wireless segment, Financial Security and Services attests the slow start of both EMV migration and Government ID & Corporate Security business segments.

•	On a geographical basis, the best underlying performance was achieved in Asia driven by the wireless segment. However, this is not reflected in the top line, given the 13% year on year decline in revenue attributable to the sharp depreciation of local currencies (the Chinese renmibi was down 18.2% against the euro during this period). The EMEA region was down 6% year on year reflecting lackluster demand in Financial Security and Services markets while in the Americas more than two thirds of the 28% decline in year on year revenue was caused to a large degree by adverse currency fluctuations (US$ down 18.5% against the euro).

Group gross margin decreased by 3.6 percentage points compared with the fourth quarter of last year, primarily due to lower revenue base and disadvantageous regional mix. However, this has been partly offset by savings attributable to the Company’s continued cost structure optimization plan. In particular, manufacturing productivity improved substantially, following the implementation of the restructuring plan announced in February 2002. Gross margin increased by 3.9 percentage points compared with the first quarter of last year.

Operating expenses decreased 8.7% quarter on quarter to 65.0 million euros due to restructuring actions and lower non-recurring items. The restructuring plan and cost cutting measures helped reduce the operating expense run rate from 67 million euros per quarter in the fourth quarter 2002 to 63.5 millions euros in the first quarter 2003, contributing to further lowering the break even point.

At the end of the first quarter 2003, the restructuring plan announced in February 2002 was nearly completed with headcount reduction of 1,156 vs. 1,010 at the end of the fourth quarter. In addition, 201 employees left the company during the first quarter in relation with the restructuring plan announced in December 2002.

2/13

As a result of currency fluctuations and seasonality, the operating loss before restructuring for the first quarter increased by 10.7 million euros compared with the fourth quarter of last year. However, it was some 42.3% below its level in the first quarter 2002.

Net loss for the first quarter was substantially reduced compared with the fourth quarter of last year due to lower non-recurring items. Savings mainly drove the year on year improvement and are attributable to the Company’s continued cost structure optimization plan.

•	Balance sheet and cash flow statement

Highlights:

•	Positive free cash flow before restructuring of 11.5 million euros.

•	Cash stable at 416.5 million euros.

Free cash flow before restructuring generated 11.5 million euros during the first quarter. Gross cash outflow before restructuring was 15.3 million euros reflecting the operating loss. Capital expenditures were contained at 2.7 million euros. However, these cash outflows were fully compensated by a 30.7 million euros reduction of working capital requirement.

Net cash flow was nearly neutral (-0.8 million euros) during the first quarter as free cash flow before restructuring financed most of all restructuring expenses (16.2 million euros).

During the first quarter, the Company maintained a strong balance sheet. Cash and cash equivalents were stable at 416.5 million euros at the end of the first quarter.

Working capital requirement was cut by 13.8% to 82.0 million euros, as a result of lower trade accounts receivable and some one time items, including VAT refunds. Days of Sales Outstanding (DSO) were 58 days, in line with the target of 60 days.

Segment analysis

•	Telecom

Highlights:

•	Shift toward higher value-added wireless cards is materializing.

•	Improving product mix offset by adverse regional mix reflecting wireless seasonality.

•	Wireless revenue up 4.8% year on year after adjusting for currency fluctuations.

•	Weaker software and services revenue but encouraging backlog.

			Quarter		Year on
			on quarter		year
In millions of euros	Q1 2003	Q4 2002	change	Q1 2002	change

Telecom revenue	109.7	141.5	-22.4%	121.4	-9.6%
After adjusting for currency fluctuations, discontinued operations and acquisitions			-20.3%		-1.8%
Gross profit	30.9	43.0	-28.1%	31.9	-3.2%
Gross margin as a % of revenue	28.1%	30.4%	NM	26.3%	NM

3/13

The review of the Telecom business unit first quarter revenue shows the following:

•	Wireless shipments were up 38.7% year on year, but down 3.6% quarter on quarter. The analysis of the regional mix showed that Asia benefited from the traditionally favorable impact of the Chinese New Year and posted a 19.3% increase of shipments compared to the fourth quarter.

•	Telecom revenue was nearly stable year on year, despite persistent pricing pressure. More importantly, after adjusting for currency fluctuations, wireless revenue was up 4.8% year on year. At constant currency, wireless revenue was down 15.8% compared to the fourth quarter 2002, driven by pricing pressure and adverse regional mix, the latter reflecting seasonality.

•	The pricing environment continued to be challenging but appeared not to have worsened compared with the previous quarter. As had been expected, the sequential decline in average selling prices (ASP) reflected not only this pricing pressure, but more specifically the unfavorable seasonal variations generated by larger shipments to Asia at much lower prices.

•	The weighting of high-end cards (32 Kb cards and above) as a percentage of total shipments increased by 3.5 points in the first quarter 2003 compared with the previous quarter and 15 points compared with the first quarter 2002. Looking at the product mix by region gives more insight on the underlying trend. In EMEA, the weighting of these high-end cards increased by 6 percentage points in the first quarter 2003 compared with the previous quarter. In Asia, their weighting rose by 13 percentage points over the same period.

•	Software & Services had a weaker first quarter compared with a very strong fourth quarter 2002. However, Gemplus closed a number of deals that should generate revenue in the coming quarters. At the GSM Congress held in Cannes, in February 2003, mobile operator Hutchison announced that it selected Gemplus Over The Air (OTA) platform for its third generation wireless network in the UK. This contract started during the first quarter and revenues will be realized in the coming quarters.

Business Highlights:

Our high-end offering is clearly making an impact on the market. As an important partner of NTT DoCoMo, Gemplus products and services are getting strong customer acceptance. We are leveraging our early experience of rolling out “3”G networks towards the European market place. To date, we are a key supplier of Over The Air platforms to H3G. Together with the global supply of USIM(1) cards, this has enabled us to offer mobile operator “3” a complete “3”G solution. Further OTA solutions are being rolled out across the Group and this augurs well for further momentum in “3”G business.

Elsewhere in “3”G, Gemplus was selected as one of the first two suppliers to deliver USIM cards to the Vodafone Group, which will enable them to roll out a global platform for “3”G.

Beyond the realm of “3”G, we have made significant headway with our key customers. Following a tender submitted in 2002, the T-Mobile group selected us as a key supplier for their SIM requirements. In addition, we managed to increase our market share with several key operators.

(1)	USIM : Universal Suscriber Identity Module

4/13

New Products & Services

Gemplus continues to demonstrate a commitment to innovation.

During the course of 2003, Gemplus will launch various new products and solutions designed to support operators in providing quality services to their subscribers and generate revenue. Launched in Q1, GemConnect MySIMcopier, is already available in “3”s flagships stores across the UK. This is an innovative piece of kit that enables subscribers to copy across their phonebook and SMS data from one SIM to another, thus removing a significant barrier to SIM migration. This can also be offered as part of an outsourced solution from Gemplus, mailed directly to the end-user.

Beyond the SIM, new solutions have been developed to help operators maximize their potential; GemConnect Device Manager automatically configures advanced data handset and service parameters via SMS for 2.5G and “3”G devices, easing service access and reducing the burden on Operators’ customer service departments.

Lastly, Gemplus launched the world’s first contactless combi card designed for mobile payment. GemCombiXplore works in mobile handsets with an embedded RFID(2) antenna and drives combined applications, meaning that users can top-up their e-purse, purchase tickets over-the-air and pay tolls using their cell phone and a contactless interface. Korean CDMA(3) operator KT Freetel is first to adopt GemCombiXplore for e-purse, debit/credit, loyalty and contactless mobile payment applications.

•	Financial Services and Security

Highlights:

•	Revenue shows evidence of soft markets in the banking segment due to renewal cycle of GeldKarte.

•	Significant progress in the UK EMV(4) market.

•	Increasing interest in Government ID & Corporate Security demonstrated by UAE contract.

			Quarter		Year on
			on quarter		year
In millions of euros	Q1 2003	Q4 2002	change	Q1 2002	change

FSS revenue	44.5	54.0	-17.6%	55.1	-19.2%
After adjusting for currency fluctuations, discontinued operations and acquisitions			-13.8%		-12.2%
Gross profit	6.8	11.7	-42.0%	4.3	+58.3%
Gross margin as a % of revenue	15.2%	21.7%	NM	7.8%	NM

(2)	RFID : Radio Frequency Idenfication
(3)	CDMA : Code Division Multiple Access. Digital wireless technology existing in the US and in Japan, similar to GSM in Europe, for instance.
(4)	At the end of 1997, Europay, MasterCard and Visa.decided to migrate to the EMV smart card

5/13

Revenue of the banking segment was impacted by slow start of EMV migration in Southern Europe and the renewal cycle of GeldKarte.

However, in the EMV market, Gemplus achieved significant progress in the UK which is expected to be the hottest regional market in 2003. Excluding GeldKarte, shipments of micro cards in the banking segment increased 33% and revenue grew by 8% year on year despite adverse currency fluctuations.

Business Highlights:

In the banking sector, Gemplus was able to secure two key wins for delivery in 2003 and beyond. These contracts, with major UK banks, represent a total of 15 million EMV smart cards.

In the ID sector, the government of the United Arab Emirates has announced a comprehensive smart card based ID security solution. Gemplus will partner with Sagem to deliver over two million smart cards in a contract worth 12 million euros to Gemplus.

The UAE nationwide ID program marks the second successive contract win in the Middle East for the Gemplus-Sagem partnership, the first of which was in the Sultanate of Oman, scheduled to roll-out end of 2003.

Outlook

Our main markets remain challenging, but the drivers of revenue are clear. In the global wireless market, while the pricing pressure is set to remain, volume should grow by 10%. Gemplus should benefit from its improving product mix. In the banking segment, EMV migration will not be rapid, but should gain momentum as we approach full European roll out in 2004.

For the rest of this year, the theme for Gemplus will be continuous progress:

—	lower break even point;

—	strengthened regional capabilities and customer focus;

—	launch of new software and services;

—	improving execution skills.

All these advances are consistent with the plan we articulated in December 2002 and are on target with the goals the Company has outlined.

Additional information

As mentioned above, the worldwide restructuring plan announced in December 2002 continues to be implemented, involving consultation with workers’ representatives in various countries including France.

On March 7, 2003, the Workers’ Committee of the Group’s French subsidiary Gemplus S.A. requested the commercial court of Marseille to appoint an expert to prepare a report on

6/13

certain alleged management decisions of Gemplus S.A., relating to alleged recapitalization of US subsidiaries, alleged intra Group transfers of intellectual property and workforce reduction.

On April 2, 2003, the court appointed two experts instructed to prepare such a report. The purpose of this proceeding under French Law is to permit the Workers’ Committee to obtain information regarding the alleged management decision.

The Company believes that the Workers’ Committee already had sufficient information regarding these alleged management decisions and intends to cooperate fully with the experts’ mission.

Ends

Conference Call:

The company has scheduled a conference call for Wednesday, 30 April 2003 at 3:00pm CET. Callers may participate in the live conference call by dialing:

+44 (0) 207 784 1017, access code 134736

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available from 6:00pm CET until 5 May 2003 by dialing:

+44 (0) 207 784 1024. Access Code: 134736.

Contacts

Press	Investor Relations

Gemplus	Gemplus

Martin Crocker	Yves Guillaumot
Tel: +33 (0) 4 42 36 3046	Tel: +41 22 544 5065
Mob: +33 (0) 6 85 07 6641
Email: martin.crocker@gemplus.com	Email: yves.guillaumot@gemplus.com

Edelman	Fineo

Stephen Benzikie	Anne Guimard
Tel: +44 (0) 207 344 1325	Tel: +33 (0) 1 56 33 32 31
Mob: +44 (0) 774 003 8929
Email: stephen.benzikie@edelman.com	Email: guimard@fineo.com

7/13

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus

Gemplus (Euronext Paris SA: GEPL.PA; Sicovam: 005768; NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. In 2001, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost & Sullivan). Gemplus was also awarded Frost & Sullivan’s 2002 Market Value Leadership Award for its exceptional performance.

Gemplus’ revenue in 2002 was 787 million Euros. It employs 5700 people in 37 countries throughout the world.

www.gemplus.com

©2003 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

8/13

Gemplus International SA

Press Release — Financial statements

For the quarterly period ended March 31, 2003

Gemplus International SA

Condensed Consolidated Statement of Income

(In thousands of euros, except share and per share data)

Three month ended March 31,
	2003	2002

	(unaudited)	(unaudited)
Net sales	154'234	176'532
Cost of sales	(116'580)	(140'356)

Gross Profit	37'654	36'176

Research and development expenses	(18'947)	(27'376)
Selling and marketing expenses	(25'497)	(32'097)
General and administrative expenses	(20'539)	(24'054)

Operating loss before restructuring	(27'329)	(47'351)

Restructuring expenses	(3'199)	(19'324)

Operating loss	(30'528)	(66'675)

Financial income (expense), net	2'488	4'763
Other income (expense), net	(3'653)	(5'199)

Loss before taxes and goodwill amortization	(31'693)	(67'111)

Income taxes benefit (provision)	(1'100)	10'784

Loss before goodwill amortization	(32'793)	(56'327)

Goodwill amortization	(5'129)	(6'136)

Net loss	(37'922)	(62'463)

Net loss per share
Basic	(0.06)	(0.10)
Diluted	(0.06)	(0.10)

Shares used in net loss per share calculation
Basic	605'701'023	605'789'994
Diluted	605'701'023	605'789'994

Gemplus International SA

Condensed Consolidated Balance sheets

(in thousands of euros)

	March 31, 2003	December 31, 2002

(unaudited)
Assets
Current assets:
Cash and cash equivalents	416'457	417'226
Trade accounts receivable, net	128'918	144'913
Inventory, net	99'817	96'513
Other current assets	83'488	93'482
Total current assets	728'680	752'134

Non-current assets:
Property, plant and equipment, net	205'443	216'944
Goodwill, net	68'095	73'187
Other non-current assets	170'315	175'491
Total non-current assets	443'853	465'622

Total assets	1'172'533	1'217'756

Liabilities
Current liabilities:
Accounts payable	79'114	80'256
Accrued liabilities and other	151'069	159'530
Current obligations under capital leases	5'839	6'098
Total current liabilities	236'022	245'884

Non-current liabilities:
Long-term obligations under capital leases	41'951	42'540
Other non-current liabilities	54'828	53'714
Total non-current liabilities	96'779	96'254

Minority interest	15'496	15'167

Shareholders’ equity:
Ordinary shares	127'787	127'644
Paid in capital	1'030'726	1'028'920
Retained earnings	(343'001)	(210'358)
Other comprehensive income	10'799	8'571
Less, cost of treasury shares	(2'075)	(94'326)
Total shareholders’ equity	824'236	860'451

Total liabilities and shareholders’ equity	1'172'533	1'217'756

2

Gemplus International SA

Condensed Consolidated Statements of Cash Flows

(in thousands of euros)

Three month ended March 31,
	2003	2002

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	(37'922)	(62'463)
Depreciation and amortization	20'352	25'827
Loss/(gain) on sale and disposals of assets	454	1'033
Other adjustments to reconcile net income (loss) to net cash from operating activities	(1'363)	(16'855)
Change in trade accounts receivable and related accounts	16'933	39'189
Change in trade accounts payable and related accounts	3'641	183
Change in inventories	(2'286)	13'159
Other changes in operating activities	12'435	(13'374)
Reduction of workforce and other exit costs, provision	3'200	18'065
Reduction of workforce and other exit costs, cash outflow	(16'185)	(8'515)
Litigation expenses	—	(18'120)
Management severance expenses	—	(10'515)

Net cash used for operating activities	(741)	(32'386)

Cash flows from investing activities:
Sale/(Purchase) of activities net of cash disposed/(acquired)	114	—
Purchase of property, plant and equipment	(2'681)	(12'152)
Other changes in investing activities	(2'063)	4'661

Net cash used for investing activities	(4'630)	(7'491)

Cash flows from financing activities:
Proceeds from sales-leaseback operations	—	6'617
Other changes in financing activities	229	(4'543)

Net cash from financing activities	229	2'074

Effect of exchange rate changes on cash	4'373	(2'777)
Net decrease in cash and cash equivalents	(5'142)	(37'803)
Cash and cash equivalents, beginning of period	417'226	490'652

Cash and cash equivalents, end of period	416'457	450'072

3

Gemplus International SA

1)   Accounting principles:
The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS).

2)   Business segment reporting

First Quarter 2003 Compared with First Quarter 2002

Revenues

	Three months ended
	March 31,

	2003	2002	% change

	(Millions of euros)
Telecommunications	109.7	121.4	(10%)
Financial services and security	44.5	55.1	(19%)

Total	154.2	176.5	(13%)

Gross margin

	Three months ended
	March 31,

	2003	2002	% change

	(Millions of euros)
Telecommunications	30.9	31.9	(3%)
Financial services and security	6.8	4.3	58%

Total	37.7	36.2	4%

3)   Geographic reporting

First Quarter 2003 Compared with First Quarter 2002

Revenues

	Three months ended
	March 31,

	2003	2002	% change

	(Millions of euros)
Europe, Middle East and Africa	86.3	91.6	(6%)
Asia	38.5	44.3	(13%)
Americas	29.4	40.6	(28%)

Total	154.2	176.5	(13%)

4

Gemplus
First Quarter 2003 Results
Presentation

Presenters:	Alex Mandl Yves Guillaumot Philippe Combes	President & CEO Executive Vice-President CFO Executive Vice-President Operations

April 30, 2003

Disclaimer

Some of the statements contained in this presentation constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this presentation speak only as of this presentation. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Agenda

•	Introduction

•	Q1 2003 Financial Presentation

•	Highlights : Gemplus Operational Strategy

•	2003 Outlook

Gemplus’ Market Leadership

•	Market share up at 32% in 2002 (2001: 30.4%) *

•	Industry analysts have confirmed Gemplus’ market leadership for the 5th year running

•	Gemplus led chip card shipments in 2002, with over 600m cards

•	Drivers include Over The Air (OTA) activation for mobile operators H3G UK and West Virginia Wireless; Java cards shipped to Orange

•	Banking market position strengthened to number 3, with 22% market share

*	Source: Gartner Dataquest

Agenda

•	Introduction

•	Q1 2003 Financial Presentation

•	Highlights : Gemplus Operational Strategy

•	2003 Outlook

First Quarter 2003 Highlights

•	Group revenue down 18.2 % quarter-on-quarter* to € 154.2m, reflecting:

–	Seasonality (Q1 lower than previous quarter)

–	Currency fluctuations

–	Soft demand in Financial Services & Security

–	Significant productivity gains helped mitigate gross margin decline to 24.4%,

•	Operating expenses Run rate cut by 5%, driven by restructuring

•	Operating loss before restructuring: € 27.3m

•	Net loss: € 37.9m, including € 3.2m of non-recurring items

•	Positive free cash flow before restructuring: € 11.5m

•	Cash stable at € 416.5m, despite restructuring expenses

•	Implementation of operational strategy underway

*	After adjusting for currency fluctuations, discontinued operations and acquisitions

     Revenue by business unit (2 Years Rolling)

•	Revenue reflect impact of currency fluctuations

•	Year-on-year change* : Group revenue down 4.9%

•	Telecom down 1.8%, Wireless up 4.8%

•	FSS down 12.2%

•	Quarter-on-quarter change* : Group revenue down 18.2%, reflecting seasonality

•	Telecom down 20.3%, FSS down 13.8%

*	After adjusting for currency fluctuations, discontinued operations and acquisitions

     Q1 2003 vs. Q4 2002 Revenue

In million euros

•	Lower volume due to soft market in banking smart cards (Geldkarte renewal cycle, EMV slow start in Southern Europe), in phone cards and to lower software and services revenue

•	Stable pricing pressure compared with previous quarter

•	Wireless product mix improvement offset by unfavorable regional mix reflecting seasonal pattern

     Q1 2003 vs. Q4 2002 Gross Profit

Margin 28.0%	24.4%

•	Volume impacted by lower revenue in software & services

•	Product mix improvement fully absorbed by unfavorable regional mix reflecting seasonal pattern

•	Restructuring measures resulting in strong productivity gains

     Wireless Cards ASP...

•	ASP down 12.3% after restating for currency fluctuations

•	ASP affected by unfavorable regional mix reflecting seasonal pattern

*	After adjusting for currency fluctuations

...Helped by further Product Mix Improvement

•	JAVA cards represents 9.1 % of Q1 03 shipments (vs. 7.2 % in Q4 02 and 3.7% in Q3 02)

     Reduction in Operating Expenses*

•	Q1 Operating expenses down 8.7% quarter-on-quarter

•	Operating expenses run rate lowered further : down 5% quarter-on-quarter, mainly driven by headcount reduction

*	Restated for disposals of Tag & Ski Data, litigation and management severance expenses

     Restructuring and Cost Cutting Initiatives Update

In million euros	Provision	Cash Costs	Headcount	Annualized Savings
			reduction
			target
				Initial Target	Update
					Q1 03

2002 Plan
• Restructuring	81	67	1,140	60	65

• Cost cutting Initiative	—	—	—	40	45

2003 Plan*
• Restructuring	82	68	1,094	52	—

• Cost cutting Initiative	—	—	—	48	—

•	2002 Plan and cost cutting initiative nearly completed :

•	1,156 job cuts completed (of which 1,010 at the end of Q4 02)

•	2003 Plan* aims at further lowering breakeven point to €180m

•	201 job cuts during Q1 03

*	Announced in December 2002

    Statement of Income: Other Items

Million euros	Q1 03	Q4 02	Q1 02

Revenue	154.2	195.5	176.5

Operating result	(27.3)	(16.6)	(47.4)

Non recurring items	(3.2)	(67.1)	(19.3)

Interests, net	2.5	3.9	4.8

Other income net	(3.6)	(11.7)	(5.2)

Income tax	(1.1)	1.1	10.8

Goodwill amortization	(5.1)	(6.4)	(6.1)

Net Income (loss)	(37.9)	(96.8)	(62.5)

•	In Q1 03, other items in statement of income include:

•	Non recurring items : € 3.2m restructuring expense

•	Goodwill amortization : € 4.3m per quarter going forward

    Net Cash Flow

•	Neutral net cash flow, despite restructuring expenses and lower revenue

•	Cash outlay related to restructuring : € 16.2m (€ 10.5m in Q4 02)

*	Including proceeds from disposal of Tag and Skidata (€ 118.5m)

    Balance sheet

•	Cash stable for third consecutive quarter

•	Continuous reduction of Working Capital Requirement

•	DSO: 58 days vs. 53 days in Q4 02 and 63 days in Q1 02

•	Goodwill / Equity = 8.1%

    Q1 2003 Financial Highlights :
    Summary

•	Continuous productivity gains : breakeven point further reduced

•	Signs of recovery in Telecom :

•	Price pressure has not worsened

•	Improving product mix

•	Wireless revenue up 4.8 % year-on-year*

•	Positive free cash flow before restructuring

•	Strong balance sheet

*	After adjusting for currency fluctuations, discontinued operations and acquisitions

Revenue and Gross Profit by Business Unit

million euros	Q1 2003	Q4 2002	Q1 2002	Quarter-	Year-on-
				on-quarter	year
				Change	Change

Telecom
Sales	109.7	141.5	121.4	- 22.4%	- 9.6%

Gross Profit	30.9	43.0	31.9	- 28.1%	- 3.2%

Gross Margin	28.1%	30.4%	26.3%	—	—

Financial Services & Security
Sales	44.5	54.0	55.1	- 17.6%	- 19.2%

Gross Profit	6.8	11.7	4.3	- 42.0%	+ 58.3%

Gross Margin	15.2%	21.7%	7.8%	—	—

    Q1 2003: Telecom Update

•	Market environment

•	Market volume growth: Gemplus forecast raised to 10 % for 2003

•	Stable in value

–	Supported by mix and by materialization of shift to high end

•	Demand shifting towards higher value added products

–	Deployment of dynamic STK applications

–	Mature and emerging markets

•	Clients concentration on major smart card suppliers

–	Integrated platform and card solutions demonstrate Gemplus’s differentiation and positioning

•	Gemplus

•	Q1 wireless revenue up 4.8 % year-on-year, after adjusting for currency fluctuations

•	Continued product mix improvement: high-end products accounts now for more than 50 % of sales and Java is ramping up

•	Continued price pressure

•	Software & Services revenue weaker this quarter compared to Q4 2002, encouraging backlog

    Q1 2003:
    Financial Services & Security Update

•	Market environment:

•	EMV* roll-out delayed to H2 2003 in France and slow EMV infrastructure deployment in RoW

•	However, EMV triggers reassessment of bank cards suppliers and creates opportunities for Gemplus

•	US banking / retail market waiting for proof of business case for loyalty applications

•	Strong interest for Corporate Security & Government ID worldwide

•	Gemplus:

•	Revenue reflects Geldkarte renewal cycle and EMV slow start

•	Excluding Geldkarte, micro cards shipments up 33% year-on-year in the banking segment

•	Key wins in UK EMV market (15 million cards for delivery starting in 2003)

•	Partner with Sagem to deliver over 2 million smart card based ID security solution to the United Arab Emirates (after Oman ID contract signed in October 2002)

*	EMV : Eurocard Mastercard Visa

    Agenda

•	Introduction

•	Q1 2003 Financial Presentation

•	Highlights : Gemplus Operational Strategy

•	2003 Outlook

    Gemplus Operational Strategy Implementation

•	Focusing on customer needs

•	Excelling in new product introduction

•	Aiming at Organization & efficiency

•	Restructuring : Implementing the Operational Strategy

     We focus on Customer needs

Customers

•	Volatility of final markets is the reality for our clients
...as well as for Gemplus

•	Partnering with our clients is mission critical

•	Having the capacity to mobilize resources to:

	•	anticipate and serve any customer demand, at any notice,

Before	•	to deliver profitable, innovative and high quality services and solutions on schedule

•	Gemplus previous industrial organization was characterized by plant specialization

•	Most of the plants were specialized by product line

•	Specialized by client and geography: most of the plants serve one country’s customers

    We deliver what Customer needs

    Now :

•	Operational strategy being currently implemented :

•	Multi-specialization of plants in terms of products

•	For each plant, expand customer reach to regional (not only a country) level

•	Industrial tool to become at least regional, and in fact, global

•	Reorganization by plant cost structure

•	Optimization of higher fixed cost facilities by downsizing and operating at saturation

•	Utilization of lower fixed costs facilities as “buffers”, absorbing market volatility

Excel in Customers Satisfaction

    Accelerating the Product Life Cycle

•	Markets are increasingly challenging:

•	Acceleration of product life cycle

—	Time to market is critical success factor: to win, customers need innovative products delivered on schedule, ahead of competitors

•	We are creating Centers of Excellence:	Géménos / La Ciotat (France)
Singapore

•	Close links between research centers and production facilities

•	Centers of Excellence dedicated to:
Industrialization of new products, accelerating innovation
Organize maturing products migration to other plants

•	Acceleration of new product industrialization and availability to all customers

•	Build-up of a product portfolio, balanced between innovative and mature market

•	Cost structure aligned with product profile

New product introduction

Gémenos/La Ciotat, Singapore : Centers of Excellence

Following successfull start, products and expertise are transfered to other facilities

    Organization & Efficiency

•	Industrial tool currently being aligned

•	Alignment of each facility on a standard organization and processes

•	Plants in a pre-qualification process with clients

•	Best practice and continuous improvement in implementation

•	Sales and Logistics organization

•	Sales force supported by local hubs, coordinating plant production

•	Centralized logistics

•	Logistic management tools deployment

    Target :

•	100 % on time full-quality product delivery

•	Operational in 2003

    Restructuring : implementing the operational strategy

•	Restructuring leads to a different, customer-centric organization

•	Headcount reduction in higher fixed-cost facilities, mainly located in Western Europe, aiming at lowering break even point

•	Fully flexible and consistent industrial tool, able to meet any client demand, with lower fixed-cost facilities acting as fast buffers

•	Integrated supply chain management

•	Restructuring and reorganization pave the way for :

•	Margin improvement : once downsized, higher fixed cost facilities operating at full capacity

•	Customer satisfaction : faster delivery of better products and services

    The new Gemplus Operations

•	An organization focused on Customer needs

•	We aim to a fully flexible and coherent industrial tool, able to meet any client opportunity and respond to market volatility

•	We think globally, we act quickly locally

•	We accelerate time to market of new product through Centers of Excellence

•	A key role in Gemplus success

•	Cost leadership:

✓	leading to margin improvement by downsized facilities

✓	contributing to lower break even point

•	Customer satisfaction : benefiting from time to market, innovative and cost efficient services

    Agenda

•	Introduction

•	Q1 2003 Financial Presentation

•	Highlights : Gemplus Operational Strategy

•	2003 Outlook

    FY 2003 Outlook

•	Wireless market is improving : we have upgraded our market growth forecast for 2003 from 6 % to 10%

•	Wireless demand steadily shifting toward higher value-added products : JAVA and 64 Kb are ramping up, 3G is emerging

•	Challenging year for Financial Services & Security :

•	Slow EMV take-off, UK delivering more rapidly

•	Build-up of Corporate Security and ID business portfolio

•	Implementation of operational strategy should help Gemplus improve margins and customer satisfaction

•	Weaker US dollar remains likely to impact revenue

    Appendix

    Free Cash Flow

Millions of euros	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003

Net income (loss)	-39,8	6,6	-59,9	-62,5	-123,1	-38,6	-96,8	-37,9
Depreciation & Amortization	36,7	28,2	27,1	25,8	26,6	40,9	40,1	20,4
Other adjustments to reconcile net income (loss) to net cash from operating activities	-25,0	-55,1	-5,1	-15,8	-11,8	0,7	2,4	-0,9
Provision for reduction of workforce and other exit costs	22,0	0,0	0,0	18,1	39,1	6,3	5,7	3,2
Provision for other non-recurring items	0,0	18,1	25,7	0,0	66,9	0,0	41,6	0,0
Gross cash flow	-6,1	-2,2	-12,3	-34,4	-2,3	9,3	-7,0	-15,3
Change in working capital requirement	7,4	-17,3	71,8	39,2	-29,3	-0,5	24,1	30,7
Net cash used in operating activities excluding non-recurring items	1,4	-19,5	59,5	4,8	-31,5	8,8	17,1	15,4
Purchase of property, plant and equipment	-31,3	-22,7	-8,3	-12,2	-10,1	-9,7	-1,4	-2,7
Other changes in investing activities related to the operating cycle	-12,8	-5,3	-8,8	5,8	-4,4	-0,1	-1,8	-1,2
Free cash flow excluding non-recurring items	-42,7	-47,6	42,5	-1,6	-46,0	-0,9	13,9	11,5
Restructuring expenses	-1,6	-7,4	-6,8	-8,5	-6,8	-7,3	-10,5	-16,2
Other non-recurring expenses	0,0	0,0	0,0	-28,6	-0,1	0,0	0,0	0,0
Free cash flow	-44,3	-55,0	35,7	-38,8	-53,0	-8,2	3,4	-4,7
Sale of property, plant and equipment	0,0	0,0	0,0	0,0	0,0	0,0	1,4	0,0
Acquisitions	-14,1	118,5	-15,9	-1,1	-11,1	-1,7	-0,8	-0,7
Net cash provided by financing activities	-1,9	-7,2	-20,5	2,1	0,5	1,5	-0,3	0,2
Effect of exchange rate changes on cash	-14,7	16,6	-11,5	-2,8	25,3	-2,6	12,8	4,4
Net cash flow	-75,0	72,9	-12,1	-40,6	-38,3	-11,0	16,5	-0,8
Cash at the beginning of the period	504,9	429,9	502,8	490,7	450,1	411,8	400,8	417,2
Cash at the end of the period	429,9	502,8	490,7	450,1	411,8	400,8	417,2	416,5